SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b).

(Amendment No. 2)*

Double-Take Software, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

258598101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258598101	Page 2 of 11 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 2,817,974
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 2,817,974

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,817,974
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.8% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 258598101	Page 3 of 11 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Capital Partners IV-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 94,348
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 94,348

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,348
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 258598101	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Capital Partners IV-Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 161,847
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 161,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 258598101	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Capital Partners IV-Special Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 110,350
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 110,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 258598101	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ABS Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 3,184,519
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 3,184,519

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* CO (Limited Liability Company)

CUSIP No. 258598101	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashoke Goswami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 3,184,519
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 3,184,519

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5% (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184))

12	TYPE OF REPORTING PERSON* IN (Individual)

CUSIP No. 258598101	Page 8 of 11 Pages

Item 1	(a)		Name of Issuer:

The name of the issuer is Double-Take Software, Inc., a Delaware corporation (the “Issuer”).

Item 1	(b)		Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 257 Turnpike Road, Suite 210, Southborough MA 01772.

Item 2	(a)		Name of Person Filing:

This Schedule is being filed by ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV-Offshore, L.P. and ABS Capital Partners IV-Special Offshore, L.P. (collectively referred to as the “Funds”); ABS Partners IV L.L.C., as the general partner of the Funds (the “General Partner”); and Ashoke Goswami (the “Manager”, and, collectively with the Funds and the General Partner, the “Reporting Persons”).

The Reporting Persons are filing this amendment to the Statement on Schedule 13G filed February 14, 2007, as amended on February 14, 2008 (the “Statement on Schedule 13G”) in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement filed with the Securities and Exchange Commission as an exhibit to the Statement on Schedule 13G that authorizes each other Reporting Person to file on its behalf any and all amendments to such Statement on Schedule 13G.

Item 2	(b)		Address of Principal Business Office:

The principal business address of the Reporting Persons is c/o ABS Capital Partners, 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

Item 2	(c)		Citizenship:

ABS Capital Partners IV, L.P. and ABS Capital Partners IV-A, L.P. are organized in Delaware. ABS Capital Partners IV-Offshore, L.P. and ABS Capital Partners IV-Special Offshore, L.P. are organized in the Cayman Islands. The General Partner is organized in Delaware. The Manager is a citizen of the United States.

Item 2	(d)		Title of Class of Securities:

This Schedule 13G relates to the Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2	(e)		CUSIP Number:

The CUSIP Number of the Common Stock is 258598101.

Item 3			If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4			Ownership.

The General Partner and the Manager disclaims beneficial ownership of the shares owned by the Funds except to the extent of their pecuniary interests.

	(a	)	Amount beneficially owned:

ABS Capital Partners IV, L.P.: 2,817,974

CUSIP No. 258598101	Page 9 of 11 Pages

ABS Capital Partners IV-A, L.P.: 94,348
ABS Capital Partners IV-Offshore, L.P.: 161,847
ABS Capital Partners IV-Special Offshore, L.P.: 110,350

The General Partner and the Manager: 3,184,519

(b) Percent of class (Based on 21,989,092 shares outstanding as filed on November 5, 2008 in the Issuer’s 10-Q for the period ended September 30, 2008 (File No. 001-33184)):

ABS Capital Partners IV, L.P.: 12.8%
ABS Capital Partners IV-A, L.P.: 0.4%
ABS Capital Partners IV-Offshore, L.P.: 0.7%
ABS Capital Partners IV-Special Offshore, L.P.: 0.5%

The General Partner and the Manager: 14.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

ABS Capital Partners IV, L.P.: 2,817,974
ABS Capital Partners IV-A, L.P.: 94,348
ABS Capital Partners IV-Offshore, L.P.: 161,847
ABS Capital Partners IV-Special Offshore, L.P.: 110,350

The General Partner and the Manager: 3,184,519

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

ABS Capital Partners IV, L.P.: 2,817,974
ABS Capital Partners IV-A, L.P.: 94,348
ABS Capital Partners IV-Offshore, L.P.: 161,847
ABS Capital Partners IV-Special Offshore, L.P.: 110,350

The General Partner and the Manager: 3,184,519

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

CUSIP No. 258598101	Page 10 of 11 Pages

N/A

Item 10	Certifications.

N/A

CUSIP No. 258598101	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

ABS Capital Partners IV, L.P.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

ABS Capital Partners IV-A, L.P.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

ABS Capital Partners IV-Offshore, L.P.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

ABS Capital Partners IV-Special Offshore, L.P.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

ABS Partners IV, L.L.C.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

Ashoke Goswami

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Attorney-in-fact*

*	James E. Stevenson, Jr. is signing as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 14, 2007, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing on Schedule 13G for Double-Take Software, Inc on February 14, 2007.